SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

CHINA CABLE AND COMMUNICATION, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

16936M106

(CUSIP Number)

SEPTEMBER 25, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16936M106	13G	Page 1 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gryphon Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,586,207(1) 6. Shared Voting Power 0 7. Sole Dispositive Power 3,586,207(1) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,586,207(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%. This percentage is based upon 70,471,576 shares of Common Stock outstanding as of September 25, 2003.

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G filing includes 2,758,621 shares of the Issuer’s 8% Convertible Preferred Stock and 827,586 warrants to purchase shares of the Issuer’s Common Stock, which by reason of conversion or exercise rights result in the holdings reported herein.

CUSIP No. 16936M106	13G	Page 2 of 4 Pages

Item 1(a)	Name of Issuer: China Cable and Communications, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

Suite 805, One Pacific Place, 88 Queensway, Hong Kong

Item 2(a)	Name of Person Filing Gryphon Master Fund, L.P

Item 2(b)	Address of Principal Business Office or, if none, Residence: 500 Crescent Court, Suite 270, Dallas, Texas 75201

Item 2(c)	Citizenship

Bermuda

2(d)	Title of Class of Securities:

Common Stock, $.00001 par value

2(e)	CUSIP Number: 16936M106

CUSIP No. 16936M106	13G	Page 3 of 4 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J). Not applicable

Item 4	Ownership:

	(a)	Amount beneficially owned:

3,586,207 shares of Common Stock, which includes 2,758,621 shares of the Issuer’s 8% Convertible Preferred Stock and 827,586 warrants to purchase shares of the Issuer’s Common Stock, which by reason of conversion or exercise rights result in the holdings reported herein.

	(b)	Percent of Class:

5.1%. This percentage is based upon 70,471,576 shares of Common Stock outstanding as of September 25, 2003.

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 3,586,207 shares of Common Stock, subject to the explanation set forth in Item 4(a) above.

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 3,586,207 shares of Common Stock, subject to the explanation set forth in Item 4(a) above.

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

CUSIP No. 16936M106	13G	Page 4 of 4 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2003	GRYPHON MASTER FUND, L.P.

By: Gryphon Partners, L.P., its General Partner

By: Gryphon Management Partners, L.P., its General Partner

By: Gryphon Advisors, LLC its General Partner

By: /s/ Warren W. Garden Warren W. Garden, Authorized Agent